UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 7, 2024

Power & Digital Infrastructure Acquisition II Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-441151	86-2962208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 North Clark Street, Suite 2440

Chicago, IL 60654

(Address of principal executive offices)

(312) 262-5642

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	XPDBU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	XPDB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPDBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On January 7, 2024, Power & Digital Infrastructure Acquisition II Corp. (the “Company”) entered into a letter agreement (the “Letter Agreement”) with Montana Technologies LLC, a Delaware limited liability company (“Montana Technologies”) and Carrier Corporation, an affiliate of Carrier Global Corporation (NYSE: CARR), a global leader in intelligent climate and energy solutions (collectively with its affiliates, “Carrier”), pursuant to which Carrier, Montana Technologies and the Company agreed, among other things, to provide Carrier the right to nominate one (1) designee, subject to the approval of the Company, for election to the board of directors for so long as Carrier satisfies certain investment conditions, following the business combination between the Company and Montana Technologies.

The foregoing summary of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter Agreement filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 8.01 Other Events

On January 7, 2024, Montana Technologies entered into a common unit subscription agreement (the “Subscription Agreement”) with Carrier pursuant to which, subject to the conditions set forth therein, Carrier agreed to purchase from Montana Technologies, and Montana Technologies agreed to issue and sell to Carrier, a number of Montana Class B Common Units as will convert into 1,176,471 shares of Class A Common Stock (such shares, the “Conversion Shares”) upon the closing of the previously announced business combination between Montana Technologies and the Company (the “Subscription”). The Subscription, if consummated, will take place prior to the closing of the business combination and the Conversion Shares, if and when issued upon the closing of the business combination, will be issued as part of the consideration relating thereto.

On January 10, 2024, pursuant to Paragraph TWENTY FOURTH of the Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) of the Company, the Company’s board of directors approved an extension of the Deadline Date (as defined in the Amended and Restated Certificate of Incorporation) from January 14, 2024 to February 14, 2024.

Exhibit Number	Description

10.1	Letter Agreement (Incorporated by reference to Exhibit 10.18 to the Company’s proxy statement/prospectus on Form S-4, filed with the SEC on January 10, 2024).
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2024	POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title:	Chief Executive Officer

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